EXHIBIT 99.1

Caledonia Mining Corporation Plc Publication of Annual Report on Form 20-F exhibiting Technical Report Summaries

ST HELIER, Jersey, May 17, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces that it is today filing with the U.S. Securities and Exchange Commission (the “SEC”) on EDGAR the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Annual Report”). The Annual Report was prepared in compliance with the SEC’s technical disclosure requirements for mining companies under new subpart 1300 of Regulation S-K (“1300 S-K”).

In accordance with 1300 S-K, the Annual Report now includes estimates of mineral resources in addition to the mineral reserves for each of the Company’s mineral projects as at the end of the reporting period (i.e. December 31, 2021), on an attributable basis (i.e. on the basis of ownership), with mineral resources presented exclusive of mineral reserves. This method of presentation differs from the Company’s previous method of presentation under Canada’s National Instrument 43-101 (“NI 43-101”).

The Annual Report also includes a technical report summary (“TRS”) for each of the Blanket Gold Mine and the Maligreen Gold Project, prepared in accordance with new S-K 1300. Caledonia’s current technical reports under NI 43-101 are unchanged, and remain as follows:

  Technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” dated May 17, 2021 prepared by Uwe Engelmann and Daan van Heerden, and filed by the Company on SEDAR (www.sedar.com) on May 26, 2021 (“Blanket NI 43-101 Report”); and
  Technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe” by Uwe Engelmann dated November 2, 2021 and filed on SEDAR on November 3, 2021 (“Maligreen NI 43-101 Report”).

Shareholders are advised to take note that, as stated above, the mineral resources and mineral reserves estimates in the Annual Report are reported on an attributable basis, as at December 31, 2021 and, in the case of the Blanket Gold Mine which has mineral reserves, the mineral resources estimate is exclusive of mineral reserves. Therefore, while the mineral resources estimate stated in the Annual Report in respect of the Maligreen Gold Project is unchanged from that which is stated in the Maligreen NI 43-101 Report (given that Caledonia owns 100% of the Maligreen Gold Project, the project has no mineral reserves and there has been no mining depletion in the period since the effective date of that report because it is an exploration project), the mineral resources and mineral reserves estimates in the Annual Report in respect of the Blanket Gold Mine do differ from that which is stated in the Blanket NI 43-101 Report. The reasons for this difference is due to mineral resources and mineral reserves estimates declared on the basis of Caledonia’s 64% attributable ownership of Blanket Gold Mine (versus the Blanket NI 43-101 Report prepared on a 100% consolidated basis), mining depletion during the two year period from the effective date of the Blanket NI 43-101 Report of January 1, 2020 to the effective date of the Annual Report of December 31, 2021, and that the Annual Report presents mineral resources exclusive of mineral reserves. Caledonia is in the process of generating an updated NI 43-101 technical report for Blanket Gold Mine, expected in the third or fourth quarter of 2022, with a revised mineral resources and mineral reserves statement to take account of depletions as well as generation and conversion due to geological data collated since January 1, 2020.

In terms of the difference in the mineral resources and reserves estimate between the Blanket NI 43-101 Report and the Annual Report/Blanket TRS, these are extracted from the reports as follows:

Blanket NI 43-101 Report (100% basis, mineral resources inclusive of mineral reserves and with an effective date of January 1, 2020)
Mineral Resources (including Mineral Reserves)
Mineral Resources Category	Tonnes (Mt)	Grade (g/t)	Contained Gold (koz)
Measured (M)	2.73	3.32	292
Indicated (I)	5.79	3.27	610
Total M&I	8.53	3.29	902
Inferred	8.49	3.17	866
Mineral Reserves
Mineral Reserves Category	Tonnes (Mt)	Grade (g/t)	Contained Gold (koz)
Proven	1.7	3.34	183
Probable	3.16	3.39	345
Total Proven & Probable	4.86	3.38	528

Annual Report/Blanket TRS (64% attributable basis, mineral resources exclusive of mineral reserves and with an effective date of December 31, 2021)
Mineral Resources (excluding Mineral Reserves)
Mineral Resources Category	Tonnes (Mt)	Grade (g/t)	Contained Gold (koz)
Measured (M)	0.55	2.80	48
Indicated (I)	1.59	2.78	142
Total M&I	2.14	2.77	190
Inferred	5.42	3.17	552
Mineral Reserves
Mineral Reserves Category	Tonnes (Mt)	Grade (g/t)	Contained Gold (koz)
Proven	0.66	3.11	66
Probable	1.75	3.30	186
Total Proven & Probable	2.41	3.25	251

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cenkos Securities plc (Nomad and Joint Broker) Neil McDonald Pearl Kelie	Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Dzika Danha	Tel: +263 (242) 745 119/33/39

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Statements
Information and statements contained in this news release that are not historical facts are “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking statements can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking statements in this news release include statements regarding the planned updated NI 43-101 report on the Blanket Gold Mine. Estimates of mineral resources and mineral reserves are also forward-looking statements because they incorporate estimates of mineralization and economic factors that will be encountered in the future. The forward-looking statements contained in this news release are based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such factors and assumptions include, but are not limited to, those stated in the Annual Report and the applicable technical reports and TRSs.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to international conflicts and other geopolitical tensions and events (including the extent and duration of the current Russia-Ukraine conflict and related international action); risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information, future events or other such factors which affect this information, except as required by law.

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserves and resources estimates contained in this press release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the SEC under S-K 1300, and mineral reserves and resources information presented in this press release under NI 43-101 standards may not be comparable to similar information disclosed by U.S. companies.